Filed by Alcan Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933,
                             as amended, and deemed filed pursuant to Rule 14d-2
                             of the Securities Exchange Act of 1934, as amended.

                                                  Subject Company: Pechiney
                                                   Registration Statement No. 333-106851
                                                              Date: November 18, 2003

Alcan has filed with the Securities and Exchange Commission (the "SEC") a registration statement to register the Alcan Common Shares to be issued in the proposed U.S. offer, including related tender/exchange offer materials. Investors and holders of Pechiney securities are urged to read the Prospectus, dated October 24, 2003, relating to the exchange offer, as well as the documents incorporated by reference into the Prospectus and the related tender/exchange offer materials, because they contain important information and disclosures. Investors and holders of Pechiney securities may obtain a free copy of the registration statement, the documents incorporated by reference therein and the related tender/exchange offer materials at the SEC's Internet web site at http://www.sec.gov. The Prospectus and the tender/exchange offer materials have been mailed to holders of Pechiney securities. Additional copies of these transaction-related documents may be obtained at Alcan's expense by contacting the Information Agent for the offers, D.F. King & Co., Inc., toll-free at 1-800-488-8035 (North America), 0-800-90-2614 (France), 0-800-389-7892 (U.K.) or (44) 20-7920-9700 (collect in Europe).

This report is for informational purposes only. It shall not constitute an offer to purchase or the solicitation of an offer to sell or exchange any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation of offers to buy Alcan Common Shares will only be made pursuant to Alcan's Prospectus, dated October 24, 2003, and the related tender/exchange materials.

The U.S. offer is only open to holders of Pechiney securities (other than Pechiney American Depositary Shares or ADSs) who are located in the United States and Canada and to all holders of Pechiney ADSs, wherever located. Alcan's separate French offer is not being made in the United States or Canada.

The sections "Selected Unaudited Pro Forma Combined Financial Information; Unaudited Pro Forma Combined Capitalization," "Summary Selected Comparative Historical and Pro Forma Per Share Data" and "Pro Forma Combined Financial Statements of Alcan and Pechiney" in Alcan's prospectus dated October 24, 2003 (the "Prospectus") relating to its U.S. offer to securityholders of Pechiney, which forms part of the registration statement on Form S-4 filed with the SEC by Alcan (File No. 333-106851), have been revised to reflect certain recent developments. The updated sections included in this report supersede those in the Prospectus in their entirety. The updated sections should be reviewed together with the Prospectus, and undefined terms in this report have the meanings set forth in the Prospectus.

The principal updates reflected in the updated sections are the following: (i) the unaudited financial information of each of Alcan and Pechiney for the nine-month period ended September 30, 2003, (ii) the Average Value (as defined in the Prospectus) of Alcan Common Shares of €34.7377, which has been determined in accordance with the terms of the offers, and (iii) Alcan's decision to substitute an additional €4 in cash consideration for each Pechiney Common Share, each 10 Pechiney Bonus Allocation Rights or each 2 Pechiney ADSs tendered, which results in 0.5441 Alcan Common Shares being offered for each Pechiney Common Share, each 10 Pechiney Bonus Allocation Rights or each 2 Pechiney ADSs tendered.

Selected Unaudited Pro Forma Combined Financial Information;

Unaudited Pro Forma Combined Capitalization

The following selected unaudited pro forma combined financial information, which gives effect to the offers, is presented in U.S. dollars and reflects the combination of Alcan and Pechiney using the purchase method under U.S. GAAP. The pro forma adjustments are based upon available information and certain assumptions that Alcan believes are reasonable, including the assumptions that pursuant to the offers:

all of the outstanding Pechiney Common Shares are exchanged for Alcan Common Shares and cash, with a cash component of €29.60 (including the additional €1 consideration that may be payable in the offers) and a share component of €18.90 in Alcan Common Shares for every Pechiney Common Share.

all of the Pechiney Bonus Allocation Rights are exchanged for Alcan Common Shares and cash, with a cash component of €29.60 (including the additional €1 consideration that may be payable in the offers) and a share component of €18.90 in Alcan Common Shares for every 10 Pechiney Bonus Allocation Rights (it is assumed that the Pechiney Bonus Allocation Rights have been satisfied by the issuance of Pechiney Common Shares during the nine-month period ended September 30, 2003).

all of the Pechiney OCEANEs are exchanged for cash. Each Pechiney OCEANE is exchanged for €83.80 (including the additional €0.40 consideration that may be payable in the offers).

all of the Pechiney ADSs are exchanged for Alcan Common Shares and cash, with a cash component of €29.60 (including the additional €1 consideration that may be payable in the offers) and a share component of €18.90 in Alcan Common Shares for every 2 Pechiney ADSs.

all of the outstanding Pechiney stock options are exchanged for Alcan stock options; and
the cash consideration paid in the offers is financed by additional Alcan debt.

The selected unaudited pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial condition of the combined entities that would have been achieved had this offer and the French offer been completed during the periods presented, nor is the selected unaudited pro forma combined financial information necessarily indicative of the future operating results or financial position of the combined entities. The unaudited pro forma combined financial information does not reflect any cost savings or other synergies which may result from the combination. The unaudited pro forma financial information does not reflect any special items such as payments pursuant to change of control provisions or restructuring and integration costs which may be incurred as a result of the acquisition. In addition, the financial effects of any actions described in the section "The Offers - Reasons for the Offers - Employment Matters" of the prospectus dated October 24, 2003 (the "Prospectus"), which forms part of the registration statement on Form S-4 filed with the Securities and Exchange Commission by Alcan on October 24, 2003 (File No. 333-106851), such as costs of rationalization or synergies, cannot currently be determined and are therefore not reflected in the unaudited pro forma combined financial statements. Because Alcan has access only to publicly available financial information about Pechiney's accounting policies, there can be no assurance that the accounting policies of Pechiney conform to those of Alcan.

Regulatory clearances from the European Commission, the U.S. Department of Justice and the Swiss Competition Commission are subject to Alcan divesting certain businesses, operations or assets of Alcan and/or Pechiney and Alcan continuing to license certain technologies of Alcan and/or Pechiney to third parties. Because Alcan has not yet entered into any agreements with purchasers with respect to these divestitures, they have not been reflected in the unaudited pro forma combined financial statements. The businesses, operations or assets that Alcan is required to divest to comply with conditions imposed by regulatory authorities represent approximately 5% of total unaudited pro forma combined revenues. See "The Offers - Reasons for the Offers - Commitments Offered to the European Commission and the U.S. Department of Justice to Obtain Regulatory Approval" in the Prospectus.

This selected unaudited pro forma combined financial information has been derived from and should be read in conjunction with the attached "Pro Forma Combined Financial Statements of Alcan and Pechiney" and the related notes included herein, and with the respective consolidated financial information of Alcan and Pechiney as of and for the nine months ended September 30, 2003, and as of and for the year ended December 31, 2002, which are incorporated by reference in the Prospectus. All amounts are stated in U.S. dollars. This pro forma information is subject to risks and uncertainties, including those discussed in the Prospectus under "Risk Factors - Risks Relating to the Offers - We Have Not Been Given the Opportunity to Conduct a Due Diligence Review of the Non-Public Records of Pechiney. Therefore, We May Be Subject to Unknown Liabilities of Pechiney which May Have a Material Adverse Effect on Our Profitability And Results of Operations" and "Risk Factors - Risks Relating to the Offers - We Have Not Verified the Reliability of the Pechiney Information Included in, or Incorporated by Reference into, this Prospectus and, as a Result, Our Estimates of the Impact of Consummation of the Offers on the Pro Forma Information in this Prospectus May be Incorrect."

Alcan prepares its financial statements in accordance with Canadian GAAP, and provides a reconciliation of such financial statements to U.S. GAAP. Since Pechiney does not prepare Canadian GAAP financial information, but does prepare a U.S. GAAP reconciliation of its financial statements, the pro forma financial information herein is prepared in accordance with U.S. GAAP.

Unaudited Pro Forma Combined Financial Information

	Nine Months Ended September 30, 2003	Year Ended December 31, 2002
	(Unaudited and in millions of U.S. dollars except per share information)

Sales and operating revenues	19,186	23,703
Income from continuing operations before nonrecurring charges or credits directly
attributable to the acquisition	113	383
Basic income from continuing operations per Common Share	0.30	1.01

As of September 30, 2003
(Unaudited and in
millions of U.S. dollars)
Total assets	29,316
Long-term debt (including current portion)	4,476
Short term borrowings	4,528
Cash and time deposits	491
Shareholders' equity	10,087

Unaudited Capitalization

	Alcan September 30, 2003 (US GAAP)	Pro Forma Combined Entity September 30, 2003 (US GAAP)
	(Unaudited and in millions of U.S. dollars)

Short term borrowings	359	4,528
Debt maturing within one year	168	375
Debt not maturing within one year	3,262	4,101
Total debt	3,789	9,004
Minority Interest	148	320
Shareholders' equity
Preference shares	160	160
Common shares	4,720	6,392
Retained earnings	3,314	3,314
Other	150	221
Total shareholders' equity	8,344	10,087
Consolidated capitalization	12,281	19,411

Summary Selected Comparative Historical and Pro Forma Per Share Data

The following tables set forth certain historical per share data for Alcan and Pechiney as well as unaudited pro forma and equivalent pro forma combined per share data to reflect the combination of Alcan and Pechiney. The pro forma adjustments are based upon available information and certain assumptions that Alcan believes are reasonable, including the assumptions that pursuant to the offers:

all of the outstanding Pechiney Common Shares are exchanged for Alcan Common Shares and cash, with a cash component of €29.60 (including the additional €1 consideration that may be payable in the offers) and a share component of €18.90 in Alcan Common Shares for every Pechiney Common Share.

all of the Pechiney Bonus Allocation Rights are exchanged for Alcan Common Shares and cash, with a cash component of €29.60 (including the additional €1 consideration that may be payable in the offers) and a share component of €18.90 in Alcan Common Shares for every 10 Pechiney Bonus Allocation Rights (it is assumed that the Pechiney Bonus Allocation Rights have been satisfied by the issuance of Pechiney Common Shares during the nine-month period ended September 30, 2003).

all of the Pechiney OCEANEs are exchanged for cash. Each Pechiney OCEANE is exchanged for €83.80 (including the additional €0.40 consideration that may be payable in the offers).

all of the Pechiney ADSs are exchanged for Alcan Common Shares and cash, with a cash component of €29.60 (including the additional €1 consideration that may be payable in the offers) and a share component of €18.90 in Alcan Common Shares for every 2 Pechiney ADSs.

all of the outstanding Pechiney stock options are exchanged for Alcan stock options; and
the cash consideration paid in the offers is financed by additional Alcan debt.

The summary selected comparative historical and pro forma per share data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial condition of the combined entities that would have been achieved had this offer and the French offer been completed during the periods presented, nor is the summary selected comparative historical and pro forma per share data necessarily indicative of the future operating results or financial position of the combined entities.

This summary selected comparative historical and pro forma per share data has been derived from and should be read in conjunction with the attached "Pro Forma Combined Financial Statements of Alcan and Pechiney" and the related notes included herein, and with the respective consolidated financial information of Alcan and Pechiney as of and for the nine months ended September 30, 2003, and as of and for the year ended December 31, 2002, which are incorporated by reference in the Prospectus. All amounts are stated in U.S. dollars. This pro forma information is subject to risks and uncertainties, including those discussed in the Prospectus under "Risk Factors - Risks Relating to the Offers - We Have Not Been Given the Opportunity to Conduct a Due Diligence Review of the Non-Public Records of Pechiney. Therefore, We May Be Subject to Unknown Liabilities of Pechiney Which May Have a Material Adverse Effect on Our Profitability and Results of Operations" and "Risk Factors - Risks Relating to the Offers - We Have Not Verified the Reliability of the Pechiney Information Included in, or Incorporated by Reference into, this Prospectus and, as a Result, Our Estimates of the Impact of Consummation of the Offers on the Pro Forma Information in this Prospectus May be Incorrect."

	Alcan		Pechiney(1)
U.S. GAAP INFORMATION	Historical per Common Share	Pro Forma Combined per Common Share	Historical per Common Share (Restated)	Equivalent per Common Share	Historical per ADS (Restated)
Nine Months ended September 30, 2003
Income (loss) from continuing operations	$ 0.44	$ 0.30(2)	$ (0.40)	$ (0.22)	$ (0.20)
Dividends(3)	$ 0.60	$ 0.60	N.A	N.A	N.A.
Book value	$ 25.91	$ 31.32	$ 34.80	$ 18.93	$ 17.40
Year ended December 31, 2002
Income (loss) from continuing operations	$ 1.27	$ 1.01(2)	$ (0.13)	$ (0.05)	$ (0.07)
Dividends(3)	$ 0.60	$ 0.60	$ 1.05	$ 0.57	$ 0.52
Book value	$ 25.29	N.A.(4)	$ 39.76	$ 21.63	$ 19.88

(1)	Euro amounts were translated using the average rate of each financial period for "Income (loss) from continuing operations." Euro amounts were translated at period-end rate for "Dividends" and "Book value."
(2)	Represents income (loss) from continuing operations before nonrecurring charges or credits directly attributable to the acquisition.
(3)	The Alcan pro forma dividends per share represent the historical per share dividends paid by Alcan.
(4)	Not available because the Unaudited pro forma combined balance sheet is not presented as at December 31, 2002.
N.A.	- Information not available.

PRO FORMA COMBINED FINANCIAL STATEMENTS OF ALCAN AND PECHINEY

The following unaudited pro forma combined balance sheet and unaudited pro forma combined statement of income, which give effect to the offers, are presented in U.S. dollars and reflect the combination of Alcan and Pechiney using the purchase method under U.S. GAAP. The pro forma adjustments are based upon available information and certain assumptions that pursuant to the offers:

all of the outstanding Pechiney Common Shares are exchanged for Alcan Common Shares and cash, with a cash component of €29.60 (including the additional consideration that may be payable in the offers) and a share component of €18.90 in Alcan Common Shares for every Pechiney Common Share.

all of the Pechiney Bonus Allocation Rights are exchanged for Alcan Common Shares and cash, with a cash component of €29.60 (including the additional consideration that may be payable in the offers) and a share component of €18.90 in Alcan Common Shares for every 10 Pechiney Bonus Allocation Rights (it is assumed that the Pechiney Bonus Allocation Rights have been satisfied by the issuance of Pechiney Common Shares during the nine-month period ended September 30, 2003).

all of the Pechiney OCEANEs are exchanged for cash. Each Pechiney OCEANE is exchanged for €83.80 (including the additional consideration that may be payable in the offers).

all of the Pechiney ADSs are exchanged for Alcan Common Shares and cash, with a cash component of €29.60 (including the additional consideration that may be payable in the offers) and a share component of €18.90 in Alcan Common Shares for every 2 Pechiney ADSs.

all of the outstanding Pechiney stock options are exchanged for Alcan stock options; and
the cash consideration paid in the offers is financed by additional Alcan debt.

The unaudited pro forma combined balance sheet and unaudited pro forma combined statement of income are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial condition of the combined entities that would have been achieved had this offer and the French offer been completed during the periods presented, nor are the unaudited pro forma combined balance sheet and unaudited pro forma combined statement of income necessarily indicative of the future operating results or financial position of the combined entities. The unaudited pro forma combined balance sheet and unaudited pro forma combined statement of income do not reflect any cost savings or other synergies which may result from the combination. The unaudited pro forma financial information does not reflect any special items such as payments pursuant to change of control provisions or restructuring and integration costs which may be incurred as a result of the acquisition. In addition, the financial effects of any actions described in the section "The Offers - Reasons for the Offers - Employment Matters" of the Prospectus, such as costs of rationalization or synergies, cannot currently be determined and are therefore not reflected in the unaudited pro forma combined financial statements. Because Alcan has access only to publicly available financial information about Pechiney's accounting policies, there can be no assurance that the accounting policies of Pechiney conform to those of Alcan.

Regulatory clearances from the European Commission, the U.S. Department of Justice and the Swiss Competition Commission are subject to Alcan divesting certain businesses, operations or assets of Alcan and/or Pechiney and Alcan continuing to license certain technologies of Alcan and/or Pechiney to third parties. Because Alcan has not yet entered into any agreements with purchasers with respect to these divestitures, they have not been reflected in the unaudited pro forma combined financial statements. The businesses, operations or assets that Alcan is required to divest to comply with conditions imposed by regulatory authorities represent approximately 5% of total unaudited pro forma combined revenues. See "The Offers - Reasons for the Offers - Commitments Offered to the European Commission and the U.S. Department of Justice to Obtain Regulatory Approval" in the Prospectus.

The unaudited pro forma combined balance sheet and unaudited pro forma combined statement of income have been derived from and should be read in conjunction with the respective consolidated financial information of Alcan and Pechiney as of and for the nine months ended September 30, 2003, and as of and for the year ended December 31, 2002, which are incorporated by reference in the Prospectus. All amounts are stated in U.S. dollars. This pro forma information is subject to risks and uncertainties, including those discussed in the Prospectus under "Risk Factors - Risks Relating to the Offers - We Have Not Been Given the Opportunity to Conduct a Due Diligence Review of the Non-Public Records of Pechiney. Therefore, We May Be Subject to Unknown Liabilities of Pechiney Which May Have a Material Adverse Effect on Our Profitability and Results of Operations" and "Risk Factors - Risks Relating to the Offers - We Have Not Verified the Reliability of the Pechiney Information Included in, or Incorporated by Reference into, this Prospectus and as a Result, Our Estimates of the Impact of Consummation of the Offers on the Pro Forma Information in this Prospectus May be Incorrect."

Alcan prepares its financial statements in accordance with Canadian GAAP, and provides a reconciliation of such financial statements to U.S. GAAP. Since Pechiney does not prepare Canadian GAAP financial information, but does prepare a U.S. GAAP reconciliation of its financial statements, the pro forma financial information herein is prepared in accordance with U.S. GAAP.

ALCAN AND PECHINEY - U.S. GAAP

Unaudited pro forma combined balance sheet as of September 30, 2003

	Canadian GAAP Historical Alcan	Alcan US GAAP Adjustments	Alcan US GAAP	French GAAP Translated Historical Pechiney (Reclassified)	Pechiney US GAAP Adjustments	Pechiney US GAAP	Pro Forma Adjustments (Note 5)		Pro Forma Combined
	(In millions of US dollars except per share amounts)
ASSETS
Current Assets
Cash and time deposits	123	(14)	109	383	(1)	382	-		491
Marketable securities	-	-	-	68	-	68	-		68
Receivables	2,007	19	2,026	1,648	242	1,890	-		3,916
Inventories	2,120	(99)	2,021	1,678	2	1,680	-		3,701
Deferred income taxes	-	-	-	63	(19)	44	-		44
Current assets held for sale	79	-	79	-	-	-	-		79
	4,329	(94)	4,235	3,840	224	4,064	-		8,299
Deferred charges and other assets	689	999	1,688	847	(70)	777	24	(b)	2,489
Property, plant and equipment - net	10,541	(982)	9,559	3,404	(1)	3,403	-		12,962
Other intangible assets - net	316	124	440	150	-	150	-		590
Goodwill	2,379	(214)	2,165	696	41	737	(737)	(b)	2,165
Excess of purchase price over book value of
net assets acquired	-	-	-	-	-	-	2,140	(b)	2,140
Deferred income taxes	-	-	-	624	(8)	616	-		616
Long term assets held for sale	55	-	55	-	-	-	-		55
Total assets	18,309	(167)	18,142	9,561	186	9,747	1,427		29,316

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Payables	2,520	(49)	2,471	2,193	190	2,383	-		4,854
Short-term borrowings	385	(26)	359	569	-	569	3,600	(a)	4,528
Debt maturing within one year	181	(13)	168	207	-	207	-		375
Current liabilities of operations held for sale	38	-	38	-	-	-	-		38
	3,124	(88)	3,036	2,969	190	3,159	3,600		9,795
Debt not maturing within one year	3,369	(107)	3,262	1,559	-	1,559	(720)	(b)	4,101
Deferred credits and other liabilities	1,682	675	2,357	1,375	59	1,434	-		3,791
Deferred income taxes	1,263	(275)	988	249	-	249	(22)	(b)	1,215
Long term liabilities of operations held for sale	7	-	7	-	-	-	-		7
Minority interests	148	-	148	172	-	172	-		320
Shareholders' Equity
Preference shares	160	-	160	-	-	-	-		160
Common shareholders' equity Common shares	4,720	-	4,720	2,177	-	2,177	(505)	(b)	6,392
Retained earnings	3,329	(15)	3,314	1,357	43	1,400	(1,400)	(b)	3,314
Other	507	(357)	150	(297)	(106)	(403)	474	(b)	221
	8,716	(372)	8,344	3,237	(63)	3,174	(1,431)		10,087
Total liabilities and shareholders' equity	18,309	(167)	18,142	9,561	186	9,747	1,427		29,316

The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

See Note 6 for sensitivity analyses.

ALCAN AND PECHINEY - U.S. GAAP

Unaudited pro forma combined statement of income from continuing operations before nonrecurring charges or credits directly attributable to the acquisition for the nine month period ended September 30, 2003.
	Canadian GAAP Historical Alcan	Alcan US GAAP Adjustments	Alcan US GAAP	French GAAP Translated Historical Pechiney (Reclassified)	Pechiney US GAAP Adjustments	Pechiney US GAAP	Pro Forma Adjustments (Note 5)		Pro Forma Combined
	(In millions of US dollars except per share amounts)
Revenues
Sales and operating revenues	10,161	(56)	10,105	9,077	4	9,081	-		19,186
Costs and expenses
Cost of sales and operating expenses	8,027	61	8,088	7,976	(22)	7,954	-		16,042
Depreciation	692	(57)	635	318	-	318	-		953
Goodwill amortization	-	-	-	23	(23)	-	-		-
Goodwill impairment	-	-	-	21	7	28	-		28
Selling, administrative and general expenses	525	(1)	524	487	-	487	-		1,011
Research and development expenses	95	-	95	77	-	77	-		172
Interest	156	(4)	152	41	28	69	38	(c)	259
Restructuring, impairment and other
special charges	(9)	-	(9)	143	-	143	-		134
Other expenses (income)	142	22	164	70	(29)	41	(37)	(e)	168
	9,628	21	9,649	9,156	(39)	9,117	1		18,767
Income (loss) before income taxes and other
items	533	(77)	456	(79)	43	(36)	(1)		419
Income taxes	369	(32)	337	(3)	7	4	(1)	(d)(f)	340
	164	(45)	119	(76)	36	(40)	-		79
Equity income	3	35	38	9	3	12	-		50
Minority interests	(12)	-	(12)	(4)	-	(4)	-		(16)
Income (loss) from continuing operations
before nonrecurring charges or credits
directly attributable to the acquisition	155	(10)	145	(71)	39	(32)	-		113
Dividends on preference shares	5	-	5	-	-	-	-		5
Income (loss) from continuing operations
before nonrecurring charges or credits
directly attributable to the acquisition
attributable to common shareholders	150	(10)	140	(71)	39	(32)	-		108
Income from continuing operations before
nonrecurring charges or credits directly
attributable to the acquisition per common
share
Basic	0.47		0.44			-	-		0.30
Diluted	0.47		0.44			-	-		0.30
Weighted average of common shares
outstanding
Basic	321,689,016		321,689,016						364,297,447
Diluted	322,043,632		322,043,632						364,844,726

The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

This pro forma combined statement of income does not include any amortization of the excess purchase price, which may be material. See Note 6 for sensitivity analyses.

ALCAN AND PECHINEY - U.S. GAAP

Unaudited pro forma combined statement of income from continuing operations before nonrecurring charges or credits directly attributable to the acquisition for the year ended December 31, 2002

	Canadian GAAP Historical Alcan	Alcan US GAAP Adjustments	Alcan US GAAP	French GAAP Translated Historical Pechiney (Reclassified; Restated)	Pechiney US GAAP Adjustments	Pechiney US GAAP	Pro Forma Adjustments (Note 5)		Pro Forma Combined
	(In millions of US dollars except per share amounts)
Revenues
Sales and operating revenues	12,327	(28)	12,299	11,395	9	11,404	-		23,703
Costs and expenses
Cost of sales and operating expenses	9,748	75	9,823	10,032	(6)	10,026	-		19,849
Depreciation	835	(70)	765	317	-	317	-		1,082
Goodwill amortization	-	-	-	29	(29)	-	-		-
Goodwill impairment	-	-	-	93	(20)	73	-		73
Selling, administrative and general expenses	573	(1)	572	577	-	577	-		1,149
Research and development expenses	115	-	115	85	-	85	-		200
Interest	202	(4)	198	79	1	80	76	(g)	354
Restructuring, impairment and other
special charges	69	-	69	137	-	137	-		206
Other expenses (income)	114	2	116	64	-	64	5	(g)	185
	11,656	2	11,658	11,413	(54)	11,359	81		23,098
Income (loss) before income taxes and other
items	671	(30)	641	(18)	63	45	(81)		605
Income taxes	295	(17)	278	37	5	42	(30)	(h)	290
	376	(13)	363	(55)	58	3	(51)		315
Equity income	3	51	54	3	14	17	-		71
Minority interests	(3)	-	(3)	-	-	-	-		(3)
Income (loss) from continuing operations
before nonrecurring charges or credits
directly attributable to the acquisition	376	38	414	(52)	72	20	(51)		383
Dividends on preference shares	5	-	5	2	-	2	-		7
Income (loss) from continuing operations
before nonrecurring charges or credits
directly attributable to the acquisition
attributable to common shareholders	371	38	409	(54)	72	18	(51)		376
Income from continuing operations before
nonrecurring charges or credits directly
attributable to the acquisition per common
shares
Basic	1.16		1.27	-	-	-	-		1.01
Diluted	1.15		1.27	-	-	-	-		1.01
Weighted average of common shares
outstanding
Basic	321,208,914		321,208,914	-	-	-	-		371,228,587
Diluted	322,423,183		322,423,183	-	-	-	-		372,690,752

The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

This pro forma combined statement of income does not include any amortization of the excess purchase price, which may be material. See Note 6 for sensitivity analyses.

ALCAN AND PECHINEY - U.S. GAAP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS - U.S. GAAP

(In millions of U.S. dollars except per share amounts)

1. Basis of presentation

These unaudited pro forma combined financial statements have been prepared to reflect the combination of Alcan and Pechiney using the purchase method.

Because Alcan has access only to publicly available financial information about Pechiney's accounting policies, there can be no assurance that the accounting policies of Pechiney conform to those of Alcan.

The unaudited pro forma combined financial statements are based on the following assumptions related to the combination:

all of the outstanding Pechiney Common Shares (including Pechiney Common Shares underlying the Pechiney ADSs and excluding those held by Pechiney and one of its subsidiaries) are tendered for exchange for a combination of Alcan Common Shares and cash;

Pechiney Common Shares were issued during the nine-month period ended September 30, 2003 in satisfaction of the Pechiney Bonus Allocation Rights;
all of the outstanding Pechiney OCEANEs are tendered for exchange for cash, including a premium of $58 million over book value;

all of the outstanding Pechiney's stock options are replaced by Alcan stock options based on the exchange ratio and at a strike price equal to the market value of an underlying Alcan Common Share and no Pechiney stock options are exercised in connection with the combination;

the cash consideration for the offers is financed by additional Alcan debt;
for purposes of calculating the purchase price and the pro forma adjustments, an exchange rate of $1.1743 for €1.00 has been used; and

the fair value per Alcan Common Share is $39.25, which is the average of the closing price for Alcan Common Shares on the New York Stock Exchange for the six trading days beginning November 7, 2003 and ending on November 14, 2003. This estimate of value is preliminary.

As announced by Alcan on November 16, 2003, the Average Value (as defined in the Prospectus) of Alcan Common Shares is €34.7377 as determined in accordance with the terms of the offers. In addition, Alcan announced its decision to substitute an additional €4 in cash consideration for each Pechiney Common Share, each 10 Pechiney Bonus Allocation Rights or each 2 Pechiney ADSs tendered. This election results in 0.5441 Alcan Common Shares being offered for each Pechiney Common Share, each 10 Pechiney Bonus Allocation Rights or each 2 Pechiney ADSs tendered.

The combination will be accounted for as a "purchase" in accordance with U.S. GAAP with Alcan being identified as the acquirer.

The unaudited pro forma combined balance sheet is presented as if the combination between Alcan and Pechiney had been effective September 30, 2003 while the unaudited pro forma combined statements of income are presented as if the combination between Alcan and Pechiney had been effective January 1, 2002.

The purchase price will be allocated to the Pechiney assets acquired and liabilities assumed based on their estimated fair market value.

For the purpose of the unaudited pro forma combined financial statements, no purchase price allocation has been performed since Alcan has limited information about Pechiney.

	Cash portion	Total
Number of Pechiney securities outstanding at September 30, 2003(1)	78,309,927
Price for each Pechiney security (in euros)	€ 29.60
Total cash consideration for the Pechiney Common Shares (in millions of euros)	2,318
Assumed exchange rate for cash portion	1.1743
Total cash consideration for Pechiney Common Shares (in millions)		$ 2,722
	Share portion
Number of Pechiney securities outstanding at September 30, 2003(1)	78,309,927
Exchange ratio	0.5441
Equivalent Alcan Common Shares	42,608,431
Assumed fair value per Alcan Common Share	$ 39.25
Total share consideration for Pechiney Common Shares (in millions)		1,672
Total consideration for Pechiney Common Shares		4,394
Cash consideration for Pechiney OCEANEs (7,908,636 bonds at €83.8 at the assumed exchange
rate of €1 = $1.1743)(in millions)		778
Transactions costs (net of tax of $20)(in millions)		50
Assumed fair value of Alcan stock options issued to replace Pechiney stock options (in millions)(2)		71
Total purchase price (in millions)		$ 5,293
Less (in millions):
Book value of Pechiney shareholders' equity (excluding Pechiney's goodwill of $737)		2,437
Book value of Pechiney OCEANEs and related unamortized deferred issue costs		716
Excess of purchase price over book value of shareholders' equity and Pechiney OCEANEs (in millions)		$ 2,140

(1)	Excluding 4,767,044 Pechiney Common Shares held by Pechiney and one of its subsidiaries.
(2)	Includes 4,085,976 Pechiney stock options assumed to be outstanding as at September 30, 2003.

The pro forma information is based on preliminary estimates and assumptions set forth below in note 5. These adjustments and allocation of purchase price are preliminary. Due to the limited financial and other information available to Alcan's management, the excess of the purchase price over the book value of the assets to be acquired has been allocated to "Excess of purchase price over book value of net assets acquired." The final purchase price allocation will be completed after asset and liability valuations are finalized by Alcan's management. A final determination of these fair values, which cannot be made prior to the completion of the combination, will include Alcan's management's consideration of all pertinent factors. This final valuation will be based on the actual net tangible and intangible assets of Pechiney that exist as of the date of the completion of the combination. Any final adjustments may change the allocation of purchase price which could affect the fair value assigned to the assets and liabilities and could result in material changes to the unaudited pro forma combined financial statements. Amount preliminarily allocated to "Excess of purchase price over book value of net assets acquired" will be allocated to various classes of assets, including intangible assets with indefinite lives, intangible assets with definite lives and goodwill. These final allocations may result in a material increase in amortization of assets. In addition, the impact of ongoing integration activities, the timing of the completion of the combination and other changes in Pechiney's net tangible and intangible assets prior to the completion of the combination could cause material differences in the information presented.

The accompanying unaudited pro forma combined financial statements are based on and should be read in conjunction with the historical consolidated financial statements of Alcan and Pechiney for the year ended December 31, 2002 and for the nine-month period ended September 30, 2003, including the notes thereto which are incorporated by reference in the Prospectus. Certain reclassifications have been made to the Pechiney historical financial statements to conform to the expected presentation to be used by Alcan upon completion of the combination and based on certain assumptions made by Alcan.

The pro forma adjustments are based upon available information and include certain assumptions and adjustments, which the management of Alcan believes to be reasonable. However, Alcan's adjustments and assumptions do not reflect any input from Pechiney, as discussed above. These adjustments are directly attributable to the combination and are expected to have a continuing impact on Alcan's business, results of operations and financial position. The pro forma information does not reflect cost savings expected to be realized from the elimination of certain expenses and from the synergies to be created and the costs to implement such cost savings or synergies. No assurance can be given that operating cost savings and synergies will be realized. The pro forma financial information does not reflect any special items such as payments pursuant to change of control provisions or restructuring and integration costs which may be incurred as a result of the acquisition.

To compute the pro forma $71 included in the purchase price relating to the assumed fair value of Alcan stock options issued to replace Pechiney stock options, Alcan used a Black-Scholes valuation model based on the weighted-average assumptions used to compute the pro forma compensation expense as reported in Alcan's historical consolidated financial statements. The principal assumptions used are: dividend yield of 1.65%; expected volatility of 35.73%; risk-free interest rate of 3.5% and expected life of 6 years. Alcan management has not yet determined how these options would be treated and, accordingly, the value and the accounting for any treatment of the Pechiney options may differ from those presented. Should all the holders of Pechiney options exercise their Pechiney options after the consummation of the offers, and Alcan exchange the resulting Pechiney Common Shares for Alcan Common Shares at an exchange ratio equivalent to that assumed in this pro forma financial information, unaudited pro forma combined Short-term borrowings would increase by $81, Common shareholders' equity would increase by $87 and Excess of purchase price over book value of net assets acquired would increase by $168. The impact on annual pro forma combined interest expense and pro forma combined income from continuing operations before nonrecurring charges and credits directly attributable to the acquisition would be less than $1 and the per share impact would be nil. See "The Offers - Treatment of Pechiney Stock Purchase Options and Pechiney Stock Subscription Options" in the Prospectus.

The unaudited pro forma combined financial statements are not necessarily indicative either of the results that actually would have been achieved if the transactions reflected therein had been effective during the periods presented or of the results which may be obtained in the future.

2. Foreign currency translation

The Pechiney historical balance sheet information and related pro forma adjustments as of September 30, 2003 have been translated into U.S. dollars at the September 30, 2003 rate of exchange of $1.1650 for €1.00. The Pechiney historical statements of income information for the year ended December 31, 2002, the nine-month period ended September 30, 2003 and related pro forma adjustments to the unaudited pro forma statements of income have been translated at the average rates of exchange of $1.0577 for €1.00 and $1.1175 for €1.00, respectively.

3. Differences between Canadian and U.S. GAAP as they apply to Alcan

Refer to Note 7 of the Alcan consolidated financial statements which are incorporated by reference into the Prospectus for a description of the differences between Canadian and U.S. GAAP as they apply to Alcan. However, investments in joint ventures have been accounted for using the equity method in these pro forma combined financial statements. In Alcan's consolidated financial statements incorporated by reference into the Prospectus, joint ventures are accounted for using the proportionate consolidation method.

4. Differences between French GAAP and U.S. GAAP as they apply to Pechiney

Refer to Note 25 of the Pechiney financial statements which are incorporated by reference into this prospectus for a description of the differences between French and U.S. GAAP as they apply to Pechiney.

5. Unaudited pro forma combined financial statements

The unaudited pro forma combined financial statements incorporate the following adjustments:

The following adjustments have been made to prepare the pro forma balance sheet and statement of income. Pro forma statement of income adjustments are assumed to occur as of January 1, 2002. Pro forma balance sheet adjustments are assumed to occur at September 30, 2003.

Unaudited Combined Pro Forma
Balance Sheet as at September 30, 2003 (in millions of U.S. dollars)
a)	Borrowing under new credit facility to finance acquisition of Pechiney securities

	Debit	Cash		3,600
		Credit	Short-term borrowings	3,600
b)

Reflecting consideration for Pechiney Common Shares, Pechiney OCEANEs, Pechiney ADSs and Pechiney stock options, financing costs of $30 and transaction costs of $70 by issuance of Alcan Common Shares for an estimated value of $16721, issuance of Alcan replacement options with an estimated value of $71 and cash of $3,500. Reflecting deferred income taxes of $22 related to transaction costs, Pechiney's deferred issue costs (i.e., Pechiney OCEANEs) and allocation of the purchase price by elimination of Pechiney's goodwill; the elimination of deferred issue costs (i.e., Pechiney OCEANEs); the elimination of Pechiney's shareholders' equity accounts, and the allocation of the remainder to excess of purchase price over book value of net assets acquired (see note 6 for sensitivities)

	Debit	Excess of purchase price over book value of net assets acquired		2,140
		Deferred financing costs		24
		Debt not maturing within one year		720
		Deferred income taxes		22
		Pechiney Common Shares		2,177
		Retained earnings		1,400
		Credit	Pechiney goodwill		737
			Cash		3,600
			Other equity		403
			Alcan Common Shares		1,672
			Alcan stock options		71

Unaudited Combined Pro Forma
Income Statement for the Nine Months Ended September 30, 2003
(in millions of U.S. dollars)

c)	Interest expense on debt issued to finance acquisition and retirement of Pechiney OCEANEs at an assumed annual interest rate of 1.6%			43
	Financing costs relating to the new 365-day credit facility entered into in connection with the transaction			12
	Elimination of interest and amortization of premium on Pechiney OCEANEs			(17)
				38
d)	Income tax recovery on line item (c) at 36% for Alcan and 34% for Pechiney			(14)

e)	Elimination of non-recurring third party advisory costs incurred by Pechiney in relation to Alcan's take-over bid in the third quarter of 2003			(37)

f)	Income tax expense on line item (e) of 34%			13

Unaudited Combined Pro Forma
Income Statement for the Year Ended December 31, 2002
(in millions of U.S. dollars)

g)	Interest expense on debt issued to finance acquisition and retirement of Pechiney OCEANEs at an assumed annual interest rate of 1.6%			51
	Financing costs relating to the new 365-day credit facility entered into in connection with the transaction			41
	Elimination of interest and amortization of premium on Pechiney OCEANEs			(16)
	Write-off of deferred issue costs on Pechiney OCEANEs			5
				81

h)	Income tax recovery on line item (e) at 36% for Alcan and 34% for Pechiney			(30)

The 1.6% assumed annual interest rate on debt issued to finance the acquisition and retirement of the Pechiney OCEANEs was determined based on the current 3-month LIBOR rate plus a margin of 0.5%, pursuant to the bridge credit facility that Alcan has entered into in connection with the transaction. See "The Offers - Source and Amount of Funds" in the Prospectus.

6. Sensitivity Analysis

The unaudited pro forma combined financial statements are based upon the assumption that 100% of the Pechiney Common Shares (including Pechiney Common Shares underlying the Pechiney ADSs and excluding the Pechiney Common Shares held by Pechiney and one of its subsidiaries) are exchanged for Alcan Common Shares and cash in the offers. Should Alcan obtain only 94.9% of the Pechiney Common Shares, pro forma common shareholders' equity as of September 30, 2003 would decrease by $89 and Short-term borrowings would decrease by $176. Pro forma minority interest would increase by $162. Pro forma income from continuing operations before nonrecurring charges or credits directly attributable to the acquisition for the year ended December 31, 2002 would increase by $1 or $0.00 per common share, and for the nine-month period ended September 30, 2003 would increase by $3 or $0.01 per common share. For each further 10% decrease in the number of Pechiney Common Shares exchanged, pro forma common shareholders' equity as of September 30, 2003 would decrease by $164 and Short-term borrowings would decrease by $250 million. Pro forma minority interest would increase by $317. Pro forma income from continuing operations before nonrecurring charges or credits directly attributable to the acquisition for the year ended December 31, 2002, would increase by $1 or $0.00 per share, and for the nine-month period ended September 30, 2003 would increase by $5 or $0.02 per common share.

For every $100 of the "Excess of Purchase Price over book value of net assets acquired" which is allocated to tangible and identifiable assets with definite lives, pro forma combined annual income from continuing operations before nonrecurring charges or credits directly attributable to the acquisition would decrease by $3 or $0.01 per common share, assuming an amortization period of 20 years, estimated to be their average remaining useful life.

For each 12.5 basis points increase (decrease) in the interest rate on short-term borrowings assumed to finance the acquisition, pro forma combined annual income from continuing operations before nonrecurring charges or credits directly attributable to the acquisition would decrease (increase) by $2, or $0.01 per common share.

The unaudited pro forma combined financial statements are based upon the assumption that 100% of the Pechiney OCEANEs are exchanged in the offers. For every $100 million amount of Pechiney OCEANEs that are not exchanged, Pro forma combined income from continuing operations before nonrecurring charges or credits directly attributable to the acquisition would decrease by approximately $2 million, or $0.01 per common share, being the impact of the higher interest expense on the Pechiney OCEANEs compared to Alcan's incremental short term borrowing rate.

For each $1.00 change in the fair value per Alcan Common Share, the total purchase price, the excess of purchase price over book value of assets acquired, and common shareholders' equity would change by $42.60.